Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West Energy Trust reschedules the release date of its third quarter results

    CALGARY, Nov. 1 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust
("Penn West") wishes to advise it has rescheduled the release of its third quarter Unaudited Interim Financial Statements and Management's Discussion and
Analysis to November 8, 2007 (after market closing). The reporting date change is to align the timing of Penn West and Canetic Resources Trust following the announcement of the planned merger of the trusts on October 31, 2007.
Following the release of its financial results, Penn West will conduct a conference call as outlined below:

    <<
    Date:     Friday, November 9, 2007

    Time:     9:00 a.m. MST/11:00 a.m. EST

    Call:     800-814-4890 Toll Free North America
              416-644-3433 Toronto Area

    Replay:   877-289-8525, passcode 21249284 followed by the pound key
              416-640-1917, passcode 21249284 followed by the pound key
              (recording available to November 16, 2007)

    Webcast:  http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2031920
    >>

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com,
William Andrew, President and CEO, Phone: (403) 777-2502/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 16:46e 01-NOV-07